                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (Rule 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              QUALITY DINING, INC.
                       (Name of Subject Company (Issuer))

                               QDI ACQUISITION LLC
                                    NBO, LLC
                      (Names of Filing Persons -- Offerors)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  747456P 10 5
                      (CUSIP Number of Class of Securities)

                                David W. Schostak
                                    NBO, LLC
                      25800 Northwestern Highway, Suite 750
                           Southfield, Michigan 48075
                            Telephone: (248) 262-1000
                            Facsimile: (248) 357-6116

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             David E. Zeltner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007


                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                    Amount of Filing Fee
---------------------------------------- ---------------------------------------

             $55,968,340                              $11,194
---------------------------------------- ---------------------------------------

* Based on the offer to purchase all of the outstanding shares of common stock, without par value, of Quality Dining, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $5.00 cash per Share, 12,285,103 Shares issued and outstanding as of March 20, 2000 (as reported in Quality Dining, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 20, 2000), less 1,200,000 Shares owned by an affiliate of the offeror, and outstanding options with respect to 108,565 Shares as of October 31, 1999 that were then exercisable and that had exercise prices of $10.00 or less per Share (as reported in Quality Dining, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 1999). The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             None                               Filing Party:    Not Applicable
Form or Registration No.:           Not Applicable                     Date Filed:      Not Applicable




/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/ third-party tender offer subject to Rule 14d-1. / / issuer tender offer subject to Rule 13e-4.
         / / going-private transaction subject to Rule 13e-3. /X/ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


                         (Continued on following pages)
                              (Page 1 of 13 pages)

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 3 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               QDI Acquisition LLC
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 AF


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    State of Delaware

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              00

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 4 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               NBO, LLC
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 WC


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    State of Michigan

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              00

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 5 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               Jerome L. Schostak
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 PF, 00


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    United States

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              IN

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 6 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               David W. Schostak
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 PF, 00


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    United States

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              IN

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 7 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               Robet I. Schostak
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 PF, 00


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    United States

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              IN

------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  747456P 10 5                              TO             Page 8 of 13
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS:                               Mark S. Schostak
               ---------------------------------------------------------------------------------------------------------------------
               S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:

------------------------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (a) [x]

                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                 PF, 00


------------------------------------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                               [  ]
               TO ITEMS 2(e) OR 2(f):

------------------------------------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    United States

------------------------------------------------------------------------------------------------------------------------------------
                               7           SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES          ------------------------------------------------------------------------------------------------------------

     BENEFICIALLY              8           SHARED VOTING POWER:                                        1,200,000
       OWNED BY
                        ------------------------------------------------------------------------------------------------------------
         EACH
      REPORTING                9           SOLE DISPOSITIVE POWER:                                             0

                        ------------------------------------------------------------------------------------------------------------
     PERSON WITH
                               10          SHARED DISPOSITIVE POWER:                                   1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 1,200,000

------------------------------------------------------------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                             [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                       9.8%

------------------------------------------------------------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON                                              IN

------------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE TO


              This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by QDI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and wholly-owned subsidiary of NBO, LLC, a Michigan limited liability company ("Parent"), to purchase all of the outstanding shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and the related rights to purchase shares of the Series B Participating Cumulative Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 27, 1997, by and between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent, at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.


Item 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Quality Dining, Inc., an Indiana corporation. The Company's principal executive offices are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545 and its phone number is (219) 271-4600.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date") and
         Section 6 ("Price Range of Shares") is incorporated by reference herein.

(c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares") is incorporated herein by reference.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b), This Statement is being filed by Purchaser and Parent. The information
(c) set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.

(a)(1) The information set forth in the Offer to Purchase under (i-viii, "Introduction," Section 1 ("Terms of the
xii),    Offer; Expiration Date"), Section 2 ("Acceptance for Payment and
(a)(2) Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering (i -iv, Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain Federal
vii) Income Tax Consequences"), Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company"), Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(2)(v) Not applicable.

(a)(2)(vi) Not applicable.

Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company") is incorporated herein by reference.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a),(b), The information set forth in the Offer to Purchase under Section 12
(d)      ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company") is incorporated herein by reference.

(b)      Not applicable.

Item 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a),(b) Because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"),
         Section 11 ("Purpose of the Offer and the proposed Merger; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference

Item 12. EXHIBITS.

(a)(1)(A) Offer to Purchase, dated May 9, 2000.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued by Parent and Purchaser, dated May 9, 2000, announcing the commencement of the Offer.

(a)(1)(H) Summary Advertisement, dated May 9, 2000, appearing in the New York Times and the South Bend Tribune.

(b)      Commitment Letter, dated May 8, 2000 from Comerica to NBO, LLC.

(d)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.

SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 9, 2000 that the information set forth in this statement is true, complete and correct.




                                             QDI ACQUISITION LLC


                                             By: /s/ David W. Schostak
                                                 -------------------------------
                                             Name: David W. Schostak
                                             Title:   Member


                                             NBO, LLC


                                             By: /s/ David W. Schostak
                                                 -------------------------------
                                             Name: David W. Schostak
                                             Title:   Member


                                             /s/ Jerome L. Schostak
                                             -----------------------------------
                                             Jerome L. Schostak


                                             /s/ David W. Schostak
                                             -----------------------------------
                                             David W. Schostak


                                             /s/ Robert L. Schostak
                                             -----------------------------------
                                             Robert I. Schostak


                                             /s/ Mark S. Schostak
                                             -----------------------------------
                                             Mark S. Schostak

EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION

(a)(1)(A)                   Offer to Purchase, dated May 9, 2000.

(a)(1)(B)                   Letter of Transmittal.

(a)(1)(C)                   Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued by Parent and Purchaser, dated May 9, 2000, announcing the

(a)(1)(H) Summary Advertisement, dated May 9, 2000, appearing in the New York Times and the South

(b) Commitment Letter, dated Commitment Letter, dated May 8, 2000 from Comerica to NBO, LLC.